

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

Via E-mail
Sergio Galli, President
Band Rep Management, Inc.
112 North Curry Street
Carson City, NV 89703

> **Re:** **Band Rep Management, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 29, 2012**
> **File No. 333-183373**

Dear Mr. Sergio:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated October 19, 2012. We reissue our comment. Please affirmatively confirm to us that you <u>have not authorized anyone</u> to provide any written materials to qualified institutional buyers or institutional accredited investors on your behalf.

2.   Please update the financial information within your filing. At this time, you may do so on an unaudited basis. Reference is made to Rule 8-08 of Regulation S-X.

Risk Factors, page 11

The Company may not be able to generate sufficient cash flow …, page 12

3.   We note your response to comment 4 of our letter dated October 19, 2012. We note that your current liabilities are $1,345. Please disclose to whom this amount is owed and the interest rate applicable to this debt.   Please advise whether there is a written agreement associated with your debt obligation. Please make similar revisions to your disclosure on page 40.

Description of Business, page 24

Regulatory Matters, page 26

4.   We note your response to comment 8 of our letter dated October 19, 2012. We reissue our comment. Please expand your disclosure to discuss the regulations applicable to companies based in Canada or other jurisdictions in which you intend to conduct business, not just securities regulations or Nevada law. Please discuss the impact these regulations may have on investors. If there are no laws that would impact investors, please affirmatively state this.

Exhibits

5.   Please revise the exhibit list to indicate the filing where each exhibit may be located. Additionally, please revise to indicate that counsel's consent is located within the legal opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief